EXHIBIT (A)(9)
Reckitt Benckiser Acquisition of Adams FAQ
If I don’t sign a Letter Of Intent (LOI) do I get severance?
An LOI is an offer of ongoing employment. If you decide not to accept an LOI you would be resigning your employment and not be entitled to any severance payment.
Do I get a severance payment if I leave before my final date?
You are required to work until the severance date to be entitled to severance payment. RB will not require you to stay any longer than absolutely necessary.
What if the job title changes and I don’t want to take the job?
If the type of work and compensation are comparable to your current role and it is only the job title that has changed, a decision not to take the job would be a resignation and you would not be entitled to any severance payment.
What if I am offered a job that is not comparable in terms of work (not compensation) to the one I do today (Brand Manager offered a Market Research role?)
You can choose between the role or severance.
Do I have to be internationally mobile to work in the Category Development Organization?
We do have some local, US based category roles (global marketing and global R&D). In our global company, it is likely that fast career advancement is enhanced by international mobility. Most category development roles in marketing are based in Slough, UK, which is just outside of London.
What help is there to assist me to get another job if I do not get placed in RB?
Outplacement services will be provided to all displaced Adams colleagues through RB’s preferred provider.
If I am displaced, can I start my external job search while I am still at RB?
Yes. Once you have been given official 30 days advance notice of severance, RB will support time off with advance prior notice for you to attend interviews.
What happens if I get another job and need to leave before my final date?
You are required to work until the severance date to be entitled to severance payment. RB will not require you to stay any longer than absolutely necessary.
What happens if I get an LOI but have to relocate and I don’t want to move?
If the new location is more than 50 miles further away than your current work location, you will have the choice between relocating or accepting severance.
Will our current salaries and bonus structures be grandfathered?
Generally, current base salaries will remain unchanged. Any exceptions will be mutually agreed. We are aligning the Adams bonus structures into the RB bonus plans and will update Adams employees on timing as quickly as possible. If you are currently in an Adams bonus program, that program will be honored until you are transitioned into the RB bonus program.
What happens to my Adams bonus payment?
Adams employees will be notified around closing whether the current bonus scheme will continue for 2008 or a new Reckitt Benckiser bonus scheme will be applicable. Adams employees will receive a pro-rated bonus payout at closing under the Adams plan and any continuing or new Reckitt Benckiser bonus plan payments will be paid at the time bonuses under the Reckitt Benckiser plan are normally paid.
What health and welfare and savings and investment benefits will I be entitled to, RB or Adams?
You will stay on your current Adams benefits through calendar year 2008, after which you will commence on the RB benefits programs beginning 2009.
What is the paid time off policy?
Vacations, holidays and short term disability benefits will be based on current Reckitt Benckiser programs. Details of these plans will be provided at a later date. Any tenure Adams employees have generated will carry over to RB.
What is the policy for tuition reimbursement?
For approved, job-related course work, Reckitt Benckiser does offer employees tuition reimbursement. Approval for college courses will be granted on a course-by-course basis. To be eligible for tuition reimbursement, you must be employed with Adams or Reckitt Benckiser for at least six months. Approved college courses are reimbursed accordingly:
•	50% of tuition and books will be paid upon approval and receipt of appropriate billing statements from the college.

•	The remaining tuition will be paid upon completion of the course as follows:

•	A total of 100% reimbursement will be paid upon attainment of a grade “B” or better

•	A total of 75% reimbursement will be paid upon attainment of a grade “C”

•	There will be no further reimbursement for passing grades less than “C” (total reimbursement will therefore be 50% of total expenses)

•	Pass/Fail classes will be treated as 100% reimbursement for Pass

•	Any employee who withdraws from a class or received a grade of fail will be expected to return any tuition/fees paid in advance by Reckitt Benckiser

•	Continued participation is subject to the employee continuing to meet criteria of satisfactory performance as well as satisfactory completion of course work

•	The maximum annual reimbursement is $15,000
Will employees who have company cell phones and/or Blackberries be able to keep them?
Blackberry devices are not currently supported for use at RB. However, a PDA SmartPhone is allowed, with approval, if it is necessary for your role. The company also provides cell phones, with approval, if it is necessary for your role. If your role does not require significant travel, you may choose to keep your current cell phone, but you will be required to pay for it yourself.
What happens to my company car?
RB will transition Adams to the RB plans over time. You will receive sufficient advance notice of any changes.
If I am offered an LOI that requires relocation, can I apply for another position in my current location (i.e. Texas)?
Yes, if you are qualified and the role is available. However, you will receive the salary and benefits commensurate with that position.
Where will Adams employees be working once the acquisition is complete?
Chester-based employees will likely be based in Parsippany and a timetable for the transition will be announced shortly. No relocation is planned for the Fort Worth facility.